Exhibit 3.95

Indiana Secretary of State

Articles of Organization

Filed: March 9, 2006

1. Name of LLC: Burlington Coat Factory of Indiana, LLC, 1830 Route 130, Burlington, NJ 08016

2. Registered Agent: Corporation Service Company, 251 East Ohio Street, Suite 500, Indianapolis, IN 46204

3. The limited liability company is perpetual until dissolution

4. The limited liability company will be managed by its members.

5. /s/ Cindy Rashed Reilly on March 8th, 2006

Indiana Secretary of State

Filed: March 24, 2006

Articles of Entity Conversion: Conversion of a Corporation into a limited liability company

Articles of Conversion of Burlington Coat Factory Warehouse of Lafayette, Inc. into Burlington Coat Factory of Indiana, LLC

1. Plan of Entity Conversion

2. Name and date of incorporation of non-surviving corporation: Burlington Coat Factory Warehouse of Lafayette, Inc., January 29, 1999

3. Name of surviving LLC is the following: Burlington Coat Factory of Indiana, LLC, 1830 Route 130, Burlington, NJ 08016

4. Registered office and agent of surviving LLC: Corporation Service, 251 East Ohio Street, Suite 500, Indianapolis, IN 46204

5. Jurisdiction of surviving LLC and charter surrender of non-surviving corporation: Indiana

6. Surviving LLC is perpetual until dissolution.

7. Surviving LLC will be managed by: a manager or managers

/s/ Paul C. Tang on March 22, 2006

EXHIBIT A

PLAN OF CONVERSION

WHEREAS, Burlington Coat Factory Warehouse of Lafayette, Inc. an Indiana corporation desires to convert its business entity status from a corporation to a limited liability company.

1. The name of the business entity prior to the conversion is: Burlington Coat Factory Warehouse of Lafayette, Inc. (“Lafayette”) and is a corporation duly organized under the laws of the State of Indiana on January 29. 1999.

2. The name of the business entity after the conversion shall be Burlington Coat Factory of Indiana, LLC be a limited liability company duly organized under the laws of the State of Indiana (the “Converted Entity”)

3. The conversion shall become effective on March 31,2006 (the “Effective Date”).

4. On the Effective Date, the Articles of Incorporation and Bylaws of Lafayette shall cease to exist. The Articles of Organization and the Limited Liability Company Agreement of the Converted Entity shall govern according to the applicable laws of the State of Indiana.

5. The persons who are members of the Board of Directors and officers of Lafayette immediately prior to the Effective Date shall, after the Effective Date. be removed as members of the Board of Directors of Lafayette. The officers of the Converted Entity shall be those officers named in the Limited Liability Company Agreement of the Converted Entity.

6. On the Effective Date, by virtue of the conversion and without any action on the part of the holder of Lafayette’s Stock, each share of Lafayette’s Stock which is held immediately prior to the Effective Date shall be canceled and extinguished.

7. On and after the Effective Date, the Converted Entity shall possess all the assets of every description, and every interest in the assets, wherever located, and the rights. privileges, immunities, powers, franchises and authority, of a public as well as a private nature, of Lafayette and all obligations belonging to or due to Lafayette, all of which vested in the Converted Entity without further act or deed. The Converted Entity shall be liable for all the obligations of Lafayette; any claim existing, or action or proceeding pending, by or against Lafayette may be prosecuted to judgment, with right of appeal, as if the Conversion had not taken place; or the Converted Entity may be substituted in its place; and all the rights of creditors of Lafayette shall be preserved unimpaired.

Burlington Coat Factory Warehouse of Lafayette, Inc.

/s/ Paul C. Tang
Title:	EVP and Secretary

3